As filed with the Securities and Exchange Commission on March 11, 2024.

SECURITIES ACT FILE NO. 333-238296

INVESTMENT COMPANY ACT FILE NO. 811-23569

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☒
PRE-EFFECTIVE AMENDMENT NO. __
POST-EFFECTIVE AMENDMENT NO. 1

AND/OR

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	☒
AMENDMENT NO. 5

VERSUS CAPITAL INFRASTRUCTURE INCOME FUND

(Exact Name of Registrant as Specified in Charter)

5050 S. Syracuse Street, Suite 1100

Denver, Colorado 80237

(Address of Principal Executive Offices)

Registrant’s Telephone Number, including Area Code: (877) 200-1878

William R. Fuhs, Jr.

c/o Versus Capital Advisors LLC

5050 S. Syracuse Street, Suite 1100

Denver, Colorado 80237

(303) 895-3773

(Name and Address of Agent for Service)

COPY TO:

David C. Sullivan, Esq.

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199-3600

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING: As soon as practicable after the effective date of this Registration Statement.

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.

☒	Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

☐	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

☐	Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐	Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box)

☐	when declared effective pursuant to Section 8(c) of the Securities Act

The following boxes should only be included and completed if the registrant is making this filing in accordance with Rule 486 under the Securities Act.

☒	immediately upon filing pursuant to paragraph (b)

☐	on (date) pursuant to paragraph (b)

☐	60 days after filing pursuant to paragraph (a)

☐	on (date) pursuant to paragraph (a)

If appropriate, check the following box:

☐	This post-effective amendment designates a new effective date for a previously filed post-effective amendment registration statement.

☐	This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: .

☐	This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: .

☐	This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: .

Check each box that appropriately characterizes the Registrant:

☒	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).

☐	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

☒	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”).

☐	If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

☐	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

Explanatory Note

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-238296) of Versus Capital Infrastructure Income Fund (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note, Part C of the Registration Statement, and Exhibit j(1) and j(2), filed pursuant to Item 25 of the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. Parts A and B of the Registration Statement are hereby incorporated by reference.

PART C.  OTHER INFORMATION

Item 25.  Financial Statements and Exhibits:

1.     Financial Statements

Included in Part A: Not applicable.

Included in Part B:

Statement of Assets and Liabilities, filed herewith.

Notes to Financial Statement, filed herewith.

Report of Independent Registered Public Accounting Firm, filed herewith.

2.     Exhibits:

a.	Third Amended and Restated Agreement and Declaration of Trust dated October 20, 2023, previously filed as an exhibit to the Registrant’s Pre-Effective Amendment No. 3 to its Registration Statement filed on Form N-2 (File Nos. 333-238296; 811-23569) on November 9, 2023 and incorporated herein by reference.
b.	Second Amended and Restated Bylaws of Registrant, previously filed as an exhibit to the Registrant’s Pre-Effective Amendment No. 3 to its Registration Statement filed on Form N-2 (File Nos. 333-238296; 811-23569) on November 9, 2023 and incorporated herein by reference.
c.	None.
d(1).	Article 3 (Shares) and Article 5 (Shareholders’ Voting Powers and Meetings) of the Third Amended and Restated Agreement and Declaration of Trust, previously filed as an exhibit to the Registrant’s Pre-Effective Amendment No. 3 to its Registration Statement filed on Form N-2 (File Nos. 333-238296; 811-23569) on November 9, 2023 and incorporated herein by reference.
d(2).	Article 10 (Shareholders’ Voting Powers and Meeting) of the Second Amended and Restated Bylaws of Registrant, previously filed as an exhibit to the Registrant’s Pre-Effective Amendment No. 3 to its Registration Statement filed on Form N-2 (File Nos. 333-238296; 811-23569) on November 9, 2023 and incorporated herein by reference.
e.	None.
f.	None.
g(1).	Investment Management Agreement between Registrant and Versus Capital Advisors LLC, previously filed as an exhibit to the Registrant’s Pre-Effective Amendment No. 3 to its Registration Statement filed on Form N-2 (File Nos. 333-238296; 811-23569) on November 9, 2023 and incorporated herein by reference.
g(2).	Investment Sub-Advisory Agreement between Versus Capital Advisors LLC and Brookfield Public Securities Group LLC, previously filed as an exhibit to the Registrant’s Pre-Effective Amendment No. 3 to its Registration Statement filed on Form N-2 (File Nos. 333-238296; 811-23569) on November 9, 2023 and incorporated herein by reference.
g(3).	Investment Sub-Advisory Agreement between Versus Capital Advisors LLC and Lazard Asset Management LLC, previously filed as an exhibit to the Registrant’s Pre-Effective Amendment No. 3 to its Registration Statement filed on Form N-2 (File Nos. 333-238296; 811-23569) on November 9, 2023 and incorporated herein by reference.
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h(1).	Distribution Agreement between the Registrant and Foreside Funds Distributors LLC, as amended (the “Distribution Agreement”), previously filed as an exhibit to the Registrant’s Pre-Effective Amendment No. 4 to its Registration Statement filed on Form N-2 (File Nos. 333-238296; 811-23569) on February 26, 2024 and incorporated herein by reference.
h(2).	First Amendment to the Distribution Agreement between the Registrant and Foreside Funds Distributors LLC, previously filed as an exhibit to the Registrant’s Pre-Effective Amendment No. 3 to its Registration Statement filed on Form N-2 (File Nos. 333-238296; 811-23569) on November 9, 2023 and incorporated herein by reference.
i.	None.
j(1).	Custody Agreement between the Registrant and UMB Bank, n.a., filed herewith.
j(2)	Foreign Custody Delegation Agreement between the Registrant and UMB Bank, n.a., filed herewith.
k(1).	Fund Administration and Accounting Agreement between the Registrant and The Bank of New York Mellon, previously filed as an exhibit to the Registrant’s Pre-Effective Amendment No. 4 to its Registration Statement filed on Form N-2 (File Nos. 333-238296; 811-23569) on February 26, 2024 and incorporated herein by reference.
k(2).	Transfer Agency and Shareholder Services Agreement between the Registrant and BNY Mellon Investment Servicing (US) Inc, previously filed as an exhibit to the Registrant’s Pre-Effective Amendment No. 4 to its Registration Statement filed on Form N-2 (File Nos. 333-238296; 811-23569) on February 26, 2024 and incorporated herein by reference.
l.	Opinion and Consent of Ropes & Gray LLP, previously filed as an exhibit to the Registrant’s Pre-Effective Amendment No. 4 to its Registration Statement filed on Form N-2 (File Nos. 333-238296; 811-23569) on February 26, 2024 and incorporated herein by reference.
m.	None.
n.	Consent of Independent Registered Public Accounting Firm, previously filed as an exhibit to the Registrant’s Pre-Effective Amendment No. 4 to its Registration Statement filed on Form N-2 (File Nos. 333-238296; 811-23569) on February 26, 2024 and incorporated herein by reference.
o.	None.
p.	Subscription Agreement between the Registrant and Versus Capital Advisors LLC, previously filed as an exhibit to the Registrant’s Pre-Effective Amendment No. 3 to its Registration Statement filed on Form N-2 (File Nos. 333-238296; 811-23569) on November 9, 2023 and incorporated herein by reference.
q.	None.
r(1).	Joint Code of Ethics of Versus Capital Advisers LLC and the Registrant, previously filed as an exhibit to the Registrant’s Pre-Effective Amendment No. 3 to its Registration Statement filed on Form N-2 (File Nos. 333-238296; 811-23569) on November 9, 2023 and incorporated herein by reference.
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r(2).	Code of Ethics of Brookfield Public Securities Group LLC, previously filed as an exhibit to the Registrant’s Pre-Effective Amendment No. 3 to its Registration Statement filed on Form N-2 (File Nos. 333-238296; 811-23569) on November 9, 2023 and incorporated herein by reference.
r(3).	Code of Ethics of Lazard Asset Management LLC, previously filed as an exhibit to the Registrant’s Pre-Effective Amendment No. 3 to its Registration Statement filed on Form N-2 (File Nos. 333-238296; 811-23569) on November 9, 2023 and incorporated herein by reference.
s.	Powers of Attorney, previously filed as an exhibit to the Registrant’s Pre-Effective Amendment No. 3 to its Registration Statement filed on Form N-2 (File Nos. 333-238296; 811-23569) on November 9, 2023 and incorporated herein by reference.

Item 26. Marketing Arrangements:

See the Distribution Agreement, filed as Exhibit h(1) to the Registrant’s Pre-Effective Amendment No. 4 to its Registration Statement filed on February 26, 2024 and incorporated herein by reference.

Item 27. Other Expenses of Issuance and Distribution:

Securities and Exchange Commission fees	$*
Printing and engraving expenses	$19,093
Legal fees	$1,520,315
Accounting expenses	$14,700
Board of trustee fees	$53,178
Total	$1,607,286

*	No SEC registration fees are estimated to be paid at this time in connection with the issuance and distribution of Shares, but such fees may be paid in the future in accordance with applicable rules and regulations.

Item 28. Persons Controlled by or Under Common Control:

None

Item 29. Number of Holders of Securities:

Set forth is the number of record holders as of the date of this Registration Statement of each class of securities of the Registrant:

Title of Class	Number of Record Holders
Shares of beneficial interest	1

Item 30. Indemnification:

The Registrant’s Agreement and Declaration of Trust (as amended and restated from time to time, the “Declaration of Trust”), incorporated herein by reference, contains provisions limiting the liability, and providing for indemnification, of the Trustees, officers and other “Covered Persons” to the fullest extent permitted by law, including advancement of payments of all expenses incurred in connection with the preparation and presentation of any defense (subject to repayment obligations in certain circumstances).

The Registrant’s Trustees and officers are expected to be insured under a standard investment company errors and omissions insurance policy covering loss incurred by reason of negligent errors and omissions committed in their official capacities as such.

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The Distribution Agreement, incorporated herein by reference, contains provisions limiting the liability of Foreside Funds Distributors LLC and other “Distributor Indemnitees” to the maximum extent permitted by law.

Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the Trust’s Declaration of Trust, its Amended and Restated Bylaws or otherwise, the Registrant is aware that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by trustees, officers or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustees, officers or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of Investment Adviser:

A description of certain other business, profession, vocation, or employment of a substantial nature in which an investment adviser of the Registrant, and each member, trustee, executive officer, or partner of any such investment adviser, is or has been, engaged in for his or her own account or in the capacity of member, trustee, officer, employee, partner or trustee, is set forth in the Registrant’s prospectus in Part A herein in the section entitled “Management of the Fund,” regarding the Registrant’s adviser, Versus Capital Advisors LLC (the “Adviser”), a registered adviser under the Investment Advisers Act of 1940, as amended. Further information as to the members and officers of the Adviser is included in the Adviser’s Form ADV as filed with the Commission (File No. 801-72298) and is incorporated herein by reference.

Item 32. Location of Accounts and Records:

BNY Mellon maintains certain required accounting-related and financial books and records of the Registrant at 240 Greenwich Street, New York, NY 10286. All other required books and records are maintained by the Adviser and the Registrant at 5050 S. Syracuse Street, Suite 1100, Denver, Colorado 80237 and the Registrant’s sub-advisers, Lazard Asset Management LLC, 30 Rockefeller Plaza, New York, NY 10112, and Brookfield Public Securities Group LLC, Brookfield Place, 225 Liberty Street, New York, New York 10281.

Item 33. Management Services:

Not applicable.

Item 34. Undertakings:

1.	Not applicable.
2.	Not applicable.
3.	The Registrant undertakes:

(a) To file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.

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Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d) that, for the purpose of determining liability under the Securities Act to any purchaser:

(1) if the Registrant is relying on Rule 430B under the Securities Act:

(A) each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) under the Securities Act for the purpose of providing the information required by Section 10 (a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(2) if the Registrant is subject to Rule 430C under the Securities Act: Each prospectus filed pursuant to Rule 424 under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A under the Securities Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

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(e) That for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

(2) free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(3) the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(4) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

4.	Not applicable.
5.	Not applicable.
6.	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
7.	The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, any Prospectus or Statement of Additional Information.

NOTICE

A copy of the Third Amended and Restated Agreement and Declaration of Trust of the Fund, together with all amendments thereto, is on file with the Secretary of the Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Fund by any officer or Trustee of the Fund as an officer or Trustee and not individually and that the obligations of or arising out of this instrument are not binding upon any of the Trustees of the Fund or shareholders of the Fund individually, but are binding only upon the assets and property of the Fund.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, each as amended, the Registrant certifies that this Registration Statement meets all of the requirements for effectiveness and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on the 11th day of March, 2024.

VERSUS CAPITAL INFRASTRUCTURE INCOME FUND

By:	/s/ Mark D. Quam
Name:	Mark D. Quam
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on March 11, 2024.

Name:	Title:

/s/ Mark D. Quam
Mark D. Quam	Chief Executive Officer (Principal Executive Officer)

/s/ Casey R. Frazier
Casey R. Frazier*	Trustee and Chief Investment Officer

/s/ Jeffry A. Jones
Jeffry A. Jones*	Trustee

/s/ Richard J. McCready
Richard J. McCready*	Trustee

/s/ Paul E. Sveen
Paul E. Sveen*	Trustee

/s/ Robert F. Doherty
Robert F. Doherty*	Trustee

/s/ Susan K. Wold
Susan K. Wold*	Trustee

/s/ Brian Petersen	Chief Financial Officer and Treasurer
Brian Petersen	(Principal Financial Officer and Principal Accounting Officer)

*By:	/s/ Jillian Varner
Jillian Varner**
Chief Compliance Officer and Secretary

**	Attorney-in-fact pursuant to the powers of attorney previously filed as an exhibit to the Registrant’s Pre-Effective Amendment No. 3 to its Registration Statement filed on Form N-2 (File Nos. 333-238296; 811-23569) on November 9, 2023 and incorporated herein by reference.

EXHIBIT INDEX

j(1).	Custody Agreement

j(2).	Foreign Custody Delegation Agreement